Exhibit 10.1

FOURTH AMENDMENT TO CREDIT AGREEMENT

Dated as of October 19, 2004

with respect to that certain

CREDIT AGREEMENT

Dated as of March 3, 2003

among

SIERRA HEALTH SERVICES, INC.,
as Borrower,

and

Certain Subsidiaries of the Borrower from time to time party hereto,
as Guarantors,

BANK OF AMERICA, N.A.,
as Administrative Agent and L/C Issuer,

and

The Other Lenders Party Hereto

CALYON NEW YORK BRANCH
(formerly known as Credit Lyonnais New York Branch),
and
U.S. BANK NATIONAL ASSOCATION,
as
Syndication Agents,

BANC OF AMERICA SECURITIES LLC,
CALYON NEW YORK BRANCH and
U.S. BANK NATIONAL ASSOCATION,
as
Joint Book Managers

BANC OF AMERICA SECURITIES LLC,
as
Sole Lead Arranger

FOURTH AMENDMENT TO CREDIT AGREEMENT

THIS FOURTH AMENDMENT TO CREDIT AGREEMENT (this "Amendment") is entered into as of October 19, 2004 among (i) SIERRA HEALTH SERVICES, INC., a Nevada corporation (the "Borrower"), (ii) the subsidiaries of the Borrower identified as Guarantors on the signature pages hereto, (iii) the Lenders identified on the signature pages hereto and (iv) BANK OF AMERICA, N.A., as Administrative Agent (the "Administrative Agent"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Credit Agreement referred to below.

RECITALS

A.   A Credit Agreement dated as of March 3, 2003 (as amended by that certain First Amendment to Credit Agreement dated as of September 5, 2003, that certain Second Amendment to Credit Agreement dated as of January 26, 2004, that certain Third Amendment to Credit Agreement dated as of May 27, 2004, and as further amended or modified, the "Credit Agreement") has been entered into by and among the Borrower, the Guarantors party thereto (the "Guarantors"), the financial institutions party thereto (the "Lenders") and the Administrative Agent.

B.   The Borrower has requested that (i) the Lenders amend certain provisions of the Credit Agreement by making certain modifications thereto and (ii) the aggregate Commitments under the Credit Agreement be increased to $100,000,000 (which increase shall be provided by certain of the existing Lenders and New Lenders (as defined herein) in accordance with the revised Schedule 2.01 attached hereto as Exhibit B).

C.   The Lenders (including the New Lenders, as applicable) have agreed to the requested amendments to the Credit Agreement and to the increase to the Commitments on the terms and conditions hereinafter set forth.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Amendments to Credit Agreement.

(a)   Amendments to Section 1.01.   The following defined terms and related definitions are hereby amended as follows:

(i)   The definition of "Aggregate Commitments" in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"''Aggregate Commitments" means the Commitments of all the Lenders. The initial amount of the Aggregate Commitments in effect on the Fourth Amendment Effective Date is ONE HUNDRED MILLION DOLLARS ($100,000,000)."

(ii)   The definition of "Applicable Rate" in Section 1.01 of the Credit Agreement is hereby amended by deleting the pricing grid contained therein and replacing it with the following:

Pricing Level	Consolidated Leverage Ratio	Eurodollar Rate Loans and Letter of Credit Fee	Base Rate Loans	Facility Fee	All-In Drawn Cost for Eurodollar Rate Loans
1	< 0.50 to 1.00	0.750%	0.000%	0.250%	1.000%
2	≥ 0.50 to 1.00 but < 1.00 to 1.00	1.200%	0.200%	0.300%	1.500%
3	≥ 1.00 to 1.00 but < 1.50 to 1.00	1.375%	0.375%	0.375%	1.750%
4	≥ 1.50 to 1.00 but < 2.00 to 1.00	1.625%	0.625%	0.375%	2.000%
5	≥ 2.00 to 1.00	2.000%	1.000%	0.500%	2.500%

(iii)   The definition of "Applicable Rate" in Section 1.01 of the Credit Agreement is hereby further amended by deleting the last sentence thereof and replacing it with the following:

"Notwithstanding the foregoing, the Applicable Rate in effect from the Fourth Amendment Effective Date through the first Business Day after the date on which the Borrower delivers the required financial statements and Compliance Certificate for the fiscal quarter ending December 31, 2004 shall be no less than the Applicable Rate determined based upon Pricing Level 2."

(iv)   The definition of "Audited Financial Statements" in Section 1.01 of the Credit Agreement is hereby amended by deleting the reference therein to "2001" and replacing it with a reference to "2003".

(v)   The definition of "Consolidated EBITDA" in Section 1.01 of the Credit Agreement is hereby amended by deleting the "and" before the "(v)" in clause (b) and adding a new clause (b)(vi) at the end of such definition to read as follows:

"and (vi) non-cash amortization of stock compensation expense."

(vi)   The definition of "Eurodollar Rate" in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

""Eurodollar Rate" means, for any Interest Period with respect to a Eurodollar Rate Loan, the rate per annum equal to the British Bankers Association LIBOR Rate ("BBA LIBOR"), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period. If such rate is not available at such time for any reason, then the "Eurodollar Rate" for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Rate Loan being made, continued or converted by Bank of America and with a term equivalent to such Interest Period would be offered by Bank of America's London Branch to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period."

(vii)   The definition of "Excluded Property" in Section 1.01 of the Credit Agreement is hereby amended by deleting the "and" before the "(f)" and adding a new clause (g) at the end of such definition to read as follows:

"and (g) any equity investments listed on Schedule 6.13(c) (which equity investments shall be limited to those listed on Schedule 6.13(c) prior to the Fourth Amendment Effective Date)."

(viii)   The definition of "Excluded Subsidiary" in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

""Excluded Subsidiary" means (i) for so long as such Subsidiary is regulated by the department of insurance or similar agency of any State, each Subsidiary listed on Schedule 6.13(b) and any other Subsidiary created by the Borrower after the Fourth Amendment Effective Date that is regulated by the department of insurance or similar agency of any State and (ii) any Subsidiary of the Borrower which has assets of less than 1% of the total assets of the Borrower and its Subsidiaries as of the last day of the most recent fiscal year of the Borrower for which the Borrower has delivered the Required Financial

Information or has revenues of less than 1% of the total revenues of the Borrower and it Subsidiaries for the most recent fiscal year of the Borrower for which the Borrower has delivered the Required Financial Information; provided, however, the aggregate amount of assets for all Excluded Subsidiaries under this clause (ii) shall not exceed 3% of the total assets of the Borrower and its Subsidiaries as of the last day of the most recent fiscal year of the Borrower for which the Borrower has delivered the Required Financial Information and the aggregate amount of revenues for all Excluded Subsidiaries under this clause (ii) shall not exceed 3% of the total revenues of the Borrower and its Subsidiaries for the most recent fiscal year of the Borrower for which the Borrower has delivered the Required Financial Information."

(ix)   The definition of "Lenders" in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

""Lenders" means a collective reference to the Persons identified as "Lenders" on the signature pages hereto, together with any Person that subsequently becomes a Lender (i) in accordance with Section 2.13 hereof and (ii) by way of assignment in accordance with the terms of Section 11.7, in each case together with their respective successors, and "Lender" means any one of them."

(x)   The definition of "Letter of Credit" in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

""Letter of Credit" means any standby letter of credit issued hereunder and shall include the Existing Letter of Credit."

(xi)   The definition of "Material Adverse Effect" in Section 1.01 of the Credit Agreement is hereby amended by deleting the proviso therein in its entirety and replacing it with the following:

"provided, however, the foregoing shall not include (a) the sale of certain assets of CII, (b) the reclassification of the Borrower's workers' compensation insurance operations as discontinued operations and (c) the phase out of the Borrower's military contract business as a result of the expiration of its existing TRICARE contract and its failure to win a new TRICARE contract in the T-Nex bid process, in each case to the extent disclosed in the Borrower's Form 10-Q report filed with the SEC for the period ending June 30, 2004."

(xii)   The definition of "Maturity Date" in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"" "Maturity Date" means December 31, 2009."

(xiii)   The definition of "Syndication Agent" in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

""Syndication Agents" means Calyon New York Branch (formerly known as Credit Lyonnais New York Branch) and U.S. Bank National Association."

(b)   Further Amendments to Section 1.01. The following defined term and related definition is hereby inserted into Section 1.01 of the Credit Agreement in appropriate alphabetical order:

""Fourth Amendment Effective Date" means October 19, 2004, which is the effective date of the Fourth Amendment to this Agreement."

(c)   Amendment to Section 2.01. Section 2.01 of the Credit Agreement is hereby amended by deleting both references therein to "2.01(a)" and replacing each with a reference to "2.01".

(d)   Amendment to Section 2.13.   Section 2.13(a) of the Credit Agreement is hereby amended by deleting the reference therein to "$125,000,000" and replacing it with a reference to "$200,000,000."

(e)   Amendment to Section 4.08. Section 4.08 of the Credit Agreement is hereby deleted in its entirety.

(f)   Amendment to Section 6.05.   Section 6.05 of the Credit Agreement is hereby amended by deleting each reference therein to "September 30, 2002" and replacing it with "June 30, 2004".

(g)   Amendment to Section 6.29. Section 6.29 of the Credit Agreement is hereby deleted in its entirety.

(h)   Amendment to Section 7.02.   Section 7.02(k) of the Credit Agreement is hereby deleted in its entirety.

(i)   Further Amendment to Section 7.02. Section 7.02 of the Credit Agreement is hereby amended by adding the following paragraph at the end thereof:

"In the event any "public side" Lender (i.e., any Lender that does not wish to receive material non-public information with respect to the Borrower or its securities) (a

"Public Lender") becomes a party to this Agreement, then, upon the Borrower's receipt of notice thereof, the Borrower agrees to develop with the Administrative Agent and such Public Lender mutually satisfactory procedures regarding the delivery to such Public Lender of information as required by Section 6.01 of this Agreement."

(j)   Amendment to Section 7.10. Section 7.10 of the Credit Agreement is hereby amended by deleting the reference therein to "Syndication Agent" and replacing it with a reference to "Syndication Agents".

(k)   Amendment to Section 7.13. Section 7.13(a) of the Credit Agreement is hereby amended by deleting the first parenthetical in its entirety and replacing it with the following:

"(other than (A) Excluded Property and (B) the issued and outstanding Capital Stock of any Non-Pledged Subsidiary (as defined below))"

(l)   Further Amendment to Section 7.13. Section 7.13(a) of the Credit Agreement is hereby further amended by deleting the fourth parenthetical in its entirety and replacing it with the following:

"(other than any Non-Pledged Subsidiary)"

(m)   Amendment to Section 7.15. Section 7.15(b) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(b)   Consolidated Net Worth. At all times on and after the Third Amendment Effective Date cause Consolidated Net Worth to be not less than the sum of (i) $142,000,000 (representing 85% of Consolidated Net Worth as of June 30, 2004), plus (ii) an amount equal to 50% of Consolidated Net Income (to the extent positive) for each full fiscal quarter ending after June 30, 2004 (i.e., with no deduction for a net loss in any such fiscal quarter), plus (iii) an amount equal to 100% of the aggregate increases in Consolidated Net Worth after the Fourth Amendment Effective Date by reason of the issuance and sale of Capital Stock or other equity interests of the Borrower or any Subsidiary (other than issuances to the Borrower or a Wholly Owned Subsidiary, issuances pursuant to employee stock purchase plans and exercises of employee stock options), including upon any conversion of debt securities of the Borrower into such Capital Stock or other equity interest, minus (iv) any loss realized upon the sale or other Disposition of CII or any assets owned directly or indirectly by CII, minus (v) the amount paid by the Borrower after June 30, 2004 to repurchase the Borrower's common stock in accordance with Section 8.06(e)."

(n)   Amendment to Section 7.16. Section 7.16 of the Credit Agreement is hereby amended by adding the following as a new clause (c):

"(c)	On or before November 30, 2004, (or such later date as the Administrative Agent may reasonably agree to in writing if the Credit Parties are diligently pursuing such items in good faith) the Borrower will cause certificates of good standing to be delivered to the Administrative Agent for each of (A) Behavioral Healthcare Options, Inc. in Arizona, Illinois and Texas; (B) Sierra Health-Care Options, Inc. in California, Indiana, Louisiana, Mississippi, Missouri and New Jersey; and (C) Sierra Home Medical Products, Inc. in Arizona and California, in each case certified as of a recent date by the appropriate Governmental Authorities."

(o)	Amendment to Section 8.06. Section 8.06(e)(y) of the Credit Agreement is hereby deleted in its entirety. Section 8.06(e)(z) and the parenthetical following such subsection are hereby deleted in their entirety and replaced with the following:

"(y) Fiscal Year Cap. The aggregate amount paid to make such Restricted Payment, together with the aggregate amount paid to make all other Restricted Payments pursuant to this Section 8.06(e) and all Convertible Bond Repurchases pursuant to Section 8.12 from and after the Fourth Amendment Effective Date and during the same fiscal year:

(i) if upon giving effect to such Restricted Payment (as well as to any Indebtedness incurred in connection therewith) on a Pro Forma Basis (as demonstrated by delivery to the Administrative Agent of a Pro Forma Compliance Certificate if any additional Indebtedness is incurred by the Borrower in connection with such Restricted Payment) the Consolidated Leverage Ratio would be less than 1.25 to 1.00, shall be unlimited,

(ii) if upon giving effect to such Restricted Payment (as well as to any Indebtedness incurred in connection therewith) on a Pro Forma Basis (as demonstrated by delivery to the Administrative Agent of a Pro Forma Compliance Certificate if any additional Indebtedness is incurred by the Borrower in connection with such Restricted Payment) (A) the Consolidated Leverage Ratio would be equal to or greater than 1.25 to 1.00 but less than or equal to 1.75 to 1.00 and (B) there shall be at least $25,000,000 of remaining availability existing under the Aggregate Commitments, shall not exceed $75,000,000,

(iii) if upon giving effect to such Restricted Payment (as well as to any Indebtedness incurred in connection therewith) on a Pro Forma Basis (as demonstrated by delivery to the Administrative Agent of a Pro Forma Compliance Certificate if any additional Indebtedness is incurred by the Borrower in connection with such Restricted Payment) (A) the

Consolidated Leverage Ratio would be greater than 1.75 to 1.00 but less than or equal to 2.00 to 1.00 and (B) there shall be at least $25,000,000 of remaining availability existing under the Aggregate Commitments, shall not exceed $50,000,000, or

(iv) if upon giving effect to such Restricted Payment (as well as to any Indebtedness incurred in connection therewith) on a Pro Forma Basis (as demonstrated by delivery to the Administrative Agent of a Pro Forma Compliance Certificate if any additional Indebtedness is incurred by the Borrower in connection with such Restricted Payment) the Consolidated Leverage Ratio would be greater than 2.00 to 1.00, shall not be permitted,

(it being understood that if a Restricted Payment was permitted under this Section 8.06(e) at the time of consummation, a Default shall not exist solely because the Consolidated Leverage Ratio subsequently increases and the applicable basket set forth in this clause (e) changes)."

(p)   Amendment to Section 8.11. Section 8.11 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"8.11   Capital Expenditures.

During each fiscal year set forth below, permit Consolidated Capital Expenditures in such fiscal year to exceed the amount set forth opposite such fiscal year:

Fiscal Year	Amount
2004	$30,000,000
2005	$35,000,000
2006	$37,000,000
2007	$37,000,000
2008	$45,000,000
2009	$45,000,000

In addition, the Borrower shall be permitted to add to the amount set forth above up to $5,000,000 for fiscal years 2004, 2005 and 2006, 2007, 2008 and 2009 of the unused amount available for Consolidated Capital Expenditures under this Section 8.11 for the immediately preceding fiscal year (excluding any carry forward available from any prior fiscal year); provided, however, that with respect to any fiscal year, Consolidated Capital Expenditures made during such fiscal year shall be deemed to be made first with respect to the applicable limitation for such fiscal year and then with respect to any carry-forward from the immediately preceding fiscal year."

(q)   Amendment to Section 8.12. Section 8.12 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"8.12   Prepayment of Other Indebtedness, Etc.

Permit any Consolidated Party to:

(a) amend or modify any of the terms of any Indebtedness of such Consolidated Party (other than Indebtedness under the Loan Documents) if such amendment or modification would add or change any terms in a manner which considered in their totality would be adverse to such Consolidated Party, or shorten the final maturity or average life to maturity or require any payment to be made sooner than originally scheduled or increase the interest rate applicable thereto, or

(b) (i) make (or give any notice with respect thereto) any voluntary, optional or other non-scheduled payment or prepayment (whether or not mandatory, but excluding any scheduled amortization or payment solely in Capital Stock of the Borrower) in respect of any Indebtedness of such Consolidated Party (other than Indebtedness under the Loan Documents), other than in the case of any Disposition of any Property permitted hereunder, the prepayment of any Indebtedness secured by a Lien on such Property, but only from the proceeds of such Disposition, or (ii) make (or give any notice with respect thereto) any cash payments in respect of any of the following: a redemption, acquisition for value (including, without limitation, by way of depositing money or securities with the trustee with respect thereto before due for the purpose of paying when due), refund, refinance or exchange of any Indebtedness of such Consolidated Party (other than Indebtedness under the Loan Documents); provided, however, that so long as no Default or Event of Default shall have occurred and be continuing, the Borrower may make payments with respect to:

(y) Indebtedness (but excluding any Convertible Bond Repurchase) in an aggregate amount not to exceed $10,000,000 during the term of this Agreement; and

(z) subject to the proviso immediately following this clause (z), cash payments made voluntarily to purchase, redeem or repurchase the Convertible Bonds (each such purchase, redemption or repurchase being referred to herein as a "Convertible Bond Repurchase") so long as, at the time of any such Convertible Bond Repurchase the aggregate amount paid to make such Convertible Bond Repurchase, together with the aggregate amount paid to make all other Convertible Bond Repurchases pursuant to this Section 8.12 and all Restricted Payments pursuant to Section 8.06(e) from and after the Fourth Amendment Effective Date and during the same fiscal year:

(I) if upon giving effect to such Convertible Bond Repurchase (as well as to any Indebtedness incurred in connection therewith) on a Pro Forma Basis (as demonstrated by delivery to the Administrative Agent of a Pro Forma Compliance Certificate if any additional Indebtedness is incurred by the Borrower in connection with such Convertible Bond Repurchase) the Consolidated Leverage Ratio would be less than 1.25 to 1.00, shall be unlimited,

(II) if upon giving effect to such Convertible Bond Repurchase (as well as to any Indebtedness incurred in connection therewith) on a Pro Forma Basis (as demonstrated by delivery to the Administrative Agent of a Pro Forma Compliance Certificate if any additional Indebtedness is incurred by the Borrower in connection with such Convertible Bond Repurchase) (A) the Consolidated Leverage Ratio would be equal to or greater than 1.25 to 1.00 but less than or equal to 1.75 to 1.00 and (B) there shall be at least $25,000,000 of remaining availability existing under the Aggregate Commitments, shall not exceed $75,000,000,

(III) if upon giving effect to such Convertible Bond Repurchase (as well as to any Indebtedness incurred in connection therewith) on a Pro Forma Basis (as demonstrated by delivery to the Administrative Agent of a Pro Forma Compliance Certificate if any additional Indebtedness is incurred by the Borrower in connection with such Convertible Bond Repurchase) (A) the Consolidated Leverage Ratio would be greater than 1.75 to 1.00 but less than or equal to 2.00 to 1.00 and (B) there shall be at least $25,000,000 of remaining availability existing under the Aggregate Commitments, shall not exceed $50,000,000, or

(IV) if upon giving effect to such Convertible Bond Repurchase (as well as to any Indebtedness incurred in connection therewith) on a Pro Forma Basis (as demonstrated by delivery to the Administrative Agent of a Pro Forma Compliance Certificate if any additional Indebtedness is incurred by the Borrower in connection with such Convertible Bond Repurchase) the Consolidated Leverage Ratio would be greater than 2.00 to 1.00, shall not be permitted;

provided further that, notwithstanding the foregoing clause (z), the Borrower shall not make any cash payment in connection with a Convertible Bond Repurchase resulting from a put of the Convertible Bonds on the March 15, 2008 put date pursuant to the Convertible Bond Indenture."

(r)   Amendment to Section 11.08. Section 11.08 is hereby amended by deleting the second and third paragraphs therefrom.

(s)   Amendments to Schedules to the Credit Agreement and Related Definitions and Representations and Warranties.

(i)   Each of Schedules 1.01, 2.01, 6.03, 6.13(a), 6.13(b), 6.13(c), 6.17, 6.20(a), 6.20(b), 6.20(c), 7.13(c), 8.01, 8.02, 8.03 and 11.02 to the Credit Agreement is hereby deleted in its entirety and replaced with the corresponding Schedule as set forth on Exhibit A hereto.

(ii)   The definition of "Guarantors" in Section 1.01 of the Credit Agreement is hereby amended by deleting the reference therein to "Closing Date" and replacing it with a reference to "Fourth Amendment Effective Date".

(iii)   Sections 6.05, 6.13, 6.20, 6.22, 6.23, 8.01, 8.02 and 8.03 of the Credit Agreement are hereby amended by deleting each reference therein to "Closing Date" and replacing it with a reference to "Fourth Amendment Effective Date".

2.   Increase in the Aggregate Commitments and the Addition of New Lenders.

From and after the Fourth Amendment Effective Date, by execution of this Amendment, each Person identified on the signature pages hereto as a New Lender (a "New Lender") hereby acknowledges, agrees and confirms that such Person will be deemed to be a party to the Credit Agreement as amended hereby and a "Lender" for all purposes of the Credit Agreement as amended hereby and shall have all of the obligations of a Lender thereunder as if it had executed the Credit Agreement as amended hereby. Such Person hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions applicable to the Lenders contained in the Credit Agreement as amended hereby and in the other Loan Documents. Each of the Lenders (including the New Lenders) acknowledges and agrees that its Commitment as of the Fourth Amendment Effective Date is the amount set forth opposite such Person's name on Exhibit B attached hereto.

The Borrower shall prepay any Revolving Loans outstanding on the Fourth Amendment Effective Date (and pay any additional amounts required pursuant to Section 3.05 of the Credit Agreement) to the extent necessary to keep the outstanding Revolving Loans ratable with any revised Pro Rata Shares arising from any nonratable increase in the Commitments pursuant to this Amendment.

3.   Joinder of Additional Guarantors; Release of Certain Guarantors.

(a)   As of the Fourth Amendment Effective Date and in lieu of executing a joinder agreement as set forth in Section 7.12 of the Credit Agreement, each of the Guarantors set forth on Exhibit A attached hereto that is not already a party to the Credit Agreement (the "Additional Guarantors") hereby acknowledges, agrees and confirms that, by its execution of this Amendment, such Additional Guarantor shall be deemed to be a party to the Credit Agreement and a "Guarantor" for all purposes of the Credit Agreement and the other Loan Documents, and shall have all of the obligations of a Guarantor thereunder as if it had executed the Credit Agreement and the other Loan Documents. Each Additional Guarantor hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Loan Documents, including without limitation (i) the guaranty provisions contained in Article IV of the Credit Agreement, (ii) all of the representations and warranties of the Loan Parties set forth in Article VI of the Credit Agreement and (iii) all of the affirmative and negative covenants set forth in Articles VII and VIII of the Credit Agreement. Without limiting the generality of the foregoing terms of this paragraph (a), each Additional Guarantor hereby jointly and severally together with the other Guarantors, guarantees to each Lender, the Administrative Agent and the L/C Issuer as provided in the Credit Agreement the prompt payment and performance of the Obligations of the Borrower in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise) strictly in accordance with the terms thereof and agrees that if any of such Obligations are not paid or performed in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise), each Additional Guarantor will, jointly and severally together with the other Guarantors, promptly pay and perform the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Obligations of the Borrower, the same will be promptly paid in full when due (whether at extended maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise) in accordance with the terms of such extension or renewal.

(b)   Each Additional Guarantor acknowledges and confirms that it has received a copy of the Credit Agreement and the schedules and exhibits thereto. The information on the schedules to the Credit Agreement is hereby amended to provide the information shown on the attached Exhibit A.

(c)   The Borrower confirms that each of its obligations under the Credit Agreement is, and upon the Additional Guarantors becoming a Guarantor, shall continue to be, in full force and effect. The parties hereto confirm and agree that immediately upon each of the Additional Guarantors becoming a Guarantor the term "Obligations," as used in the Credit Agreement, shall include all obligations of such Guarantor under the Credit Agreement and under each other Loan Document.

(d)   Each Additional Guarantor hereby agrees that upon becoming a Guarantor it will assume all Obligations of a Guarantor as set forth in the Credit Agreement.

(e)   Each of the Borrower and each of the Additional Guarantors agrees that at any time and from time to time, upon the written request of the Administrative Agent, it will execute and deliver such further documents and do such further acts and things as the Administrative Agent may reasonably request in order to effect the purposes of this Amendment.

4.	Conditions Precedent to Effectiveness. The amendments to the Credit Agreement set forth herein shall be deemed effective as of the date hereof (the "Fourth Amendment Effective Date") when (and only when) each of the following conditions precedent has been satisfied:

(a)	The Administrative Agent shall have received (1) counterparts of this Amendment, which shall have been duly executed on behalf of the Borrower, each of the Guarantors (including the Additional Guarantors), the Lenders under the Credit Agreement (including each of the New Lenders), and (2) in the case of each New Lender that has requested a Revolving Note, a Revolving Note (in the same (or substantially similar) form as originally executed) in favor of such Lender reflecting such New Lender's Commitment.

(b)	The Administrative Agent shall have received the following, each of which shall be originals or facsimiles (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party, each dated the Fourth Amendment Effective Date (or, in the case of certificates of governmental officials, a recent date before the Fourth Amendment Effective Date) and each in form and substance reasonably satisfactory to the Administrative Agent and its legal counsel:

(i)	copies of the Organization Documents of each Loan Party certified to be true and complete as of a recent date by the appropriate Governmental Authority of the state or other jurisdiction of its incorporation or organization, where applicable, and certified by a secretary or assistant secretary of such Loan Party to be true and correct as of the Fourth Amendment Effective Date;

(ii)	such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of each Loan Party as the Administrative Agent may reasonably require (A) approving this Amendment, including the increase to the Aggregate Commitments, and (B) evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party; and

(iii)	such documents and certifications as the Administrative Agent may reasonably require to evidence that each Loan Party is duly organized or formed, and is validly existing, in good standing and qualified to engage in business in (A) the jurisdiction of its incorporation or organization and (B) each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

(c)	Opinions of Counsel. The Administrative Agent shall have received, in each case dated as of the Fourth Amendment Effective Date and in form and substance reasonably satisfactory to the Administrative Agent: an opinion of (i) Morgan, Lewis & Bockius, special counsel to the Borrower and the Guarantors, covering enforceability of the Loan Documents, non-contravention of material agreements, perfection of liens and other customary matters to be agreed upon; and (ii) internal Nevada counsel to the Borrower and the Guarantors, covering certain corporate matters and other matters to be agreed upon.

(d)   Officer's Certificates. The Administrative Agent shall have received a certificate or certificates executed by a Responsible Officer of the Borrower as of the Fourth Amendment Effective Date, in form and substance satisfactory to the Administrative Agent, stating that the conditions specified in Sections 5.02(a) and (b) have been satisfied.

(e)   Regulatory Compliance. The Administrative Agent shall have received a certificate executed by a Responsible Officer on behalf of each of the HMO Subsidiaries to the effect that such Subsidiary is in material compliance with the requirements of all applicable HMO Regulations and with all other Laws, except for such non compliance as could not reasonably be expected to have a Material Adverse Effect.

(f)   Fees. Any fees required to be paid on or before the Fourth Amendment Effective Date shall have been paid.

(g)   Attorney Costs. Unless waived by the Administrative Agent, the Borrower shall have paid all Attorney Costs of the Administrative Agent to the extent invoiced prior to or on the Fourth Amendment Effective Date, plus such additional amounts of Attorney Costs as shall constitute its reasonable estimate of Attorney Costs incurred or to be incurred by it through the closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between the Borrower and the Administrative Agent).

(h)   Accuracy of Representations and Warranties. The representations and warranties of the Borrower and each other Loan Party contained in Section 5 hereof shall be true and correct on and as of the Fourth Amendment Effective Date.

(i)   No Default. No Default shall exist and be continuing as of the Fourth Amendment Effective Date.

(j)   Board of Directors Approval. The Borrower shall have obtained approval from its Board of Directors to enter into this Fourth Amendment to Credit Agreement and the transactions related thereto.

(k)   Temporary Repayment of Loans. The Borrower shall have repaid all outstanding Loans as of the Fourth Amendment Effective Date immediately prior to (or concurrently with) the effectiveness of this Amendment.

5.   Representations and Warranties. Each of the Loan Parties hereby represents and warrants that:

(a)   It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b)   This Amendment has been duly executed and delivered by such Loan Party and constitutes such Loan Party's legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited (x) by general principles of equity and conflicts of laws (whether enforcement is sought by proceedings in equity or at law) and (y) by bankruptcy, reorganization, insolvency, moratorium or other laws of general application relating to or affecting the enforcement, of creditors' rights.

(c)   No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Loan Party of this Amendment (except for those which have been obtained on or prior to the Fourth Amendment Effective Date).

(d)   The execution and delivery of this Amendment does not diminish or reduce its obligations under the Loan Documents (including, without limitation, in the case of each Guarantor, such Guarantor's guaranty pursuant to Article IV of the Credit Agreement) in any manner, except as specifically set forth herein.

(e)   Such Loan Party has no claims, counterclaims, offsets, or defenses to the Loan Documents and the performance of its obligations thereunder, or if such Loan Party has any such claims, counterclaims, offsets, or defenses to the Loan Documents or any transaction related to the Loan Documents, the same are hereby waived, relinquished and released in consideration of the Lenders' execution and delivery of this Amendment.

(f)   No action, suit, investigation or proceeding is pending or, to the knowledge of any Loan Party, threatened in any court or before any arbitrator or governmental instrumentality that purports to affect any Loan Party or any transaction contemplated by the Loan Documents, if such action, suit, investigation or proceeding could reasonably be expected to have a Material Adverse Effect.

(g)   The representations and warranties contained in Article VI of the Credit Agreement, as amended hereby are correct in all material respects on and as of the date hereof as though made on and as of such date and after giving effect to the amendments contained herein (except to the extent relating specifically to a prior date).

(h)   No Default or Event of Default exists on and as of the date hereof and after giving effect to the amendments contained herein.

6.   Ratification of Credit Agreement. Except as expressly modified and amended in this Amendment, all of the terms, provisions and conditions of the Loan Documents shall remain unchanged

and in full force and effect. The term "this Agreement" or "Credit Agreement" and all similar references as used in each of the Loan Documents shall hereafter mean the Credit Agreement as amended by this Amendment. Except as herein specifically agreed, the Credit Agreement is hereby ratified and confirmed and shall remain in full force and effect according to its terms.

7.   Expenses. The Borrower agrees to pay all reasonable costs and expenses in connection with the preparation, execution and delivery of this Amendment, including without limitation the reasonable fees and expenses of Moore & Van Allen PLLC, special counsel to the Administrative Agent.

8.   Counterparts/Telecopy. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of executed counterparts by telecopy shall be effective as an original.

9.   GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

10.   Entirety. This Amendment and the other Loan Documents embody the entire agreement between the parties and supersede all prior agreements and understandings, if any, relating to the subject matter hereof. These Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no oral agreements between the parties.

11.   Acknowledgment of Guarantors. The Guarantors acknowledge and consent to all of the terms and conditions of this Amendment and agree that this Amendment and any documents executed in connection herewith do not operate to reduce or discharge the Guarantors' obligations under the Credit Agreement or the other Loan Documents.

12.   Affirmation of Liens. Each Loan Party affirms the liens and security interests created and granted by it in the Loan Documents (including, but not limited to, the Security Agreement) and agrees that this Amendment shall in no manner adversely affect or impair such liens and security interests.

[Signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment, to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

BORROWER: **SIERRA HEALTH SERVICES, INC.**

By: /s/ Paul H. Palmer
Name: Paul H. Palmer
Title: Chief Financial Officer and Treasurer

GUARANTORS: **BEHAVIORAL HEALTHCARE OPTIONS, INC.**

By: /s/ Paul H. Palmer
Name: Paul H. Palmer
Title: Treasurer

CII FINANCIAL, INC.

By: /s/ David Sonenstein
Name: David Sonenstein
Title: Secretary

FAMILY HEALTHCARE SERVICES

By: /s/ Darren G. D. Sivertsen
Name: Darren G. D. Sivertsen
Title: President

FAMILY HOME HOSPICE, INC.

By: /s/ Darren G. D. Sivertsen
Name: Darren G. D. Sivertsen
Title: President

SIERRA NEVADA ADMINISTRATORS, INC.
(formerly known as Nevada Administrators, Inc.)

By: /s/ David Sonenstein
Name: David Sonenstein
Title: Secretary

SIERRA HEALTH HOLDINGS, INC.

By: /s/ Frank Collins
Name: Frank Collins
Title: President

SIERRA HEALTH-CARE OPTIONS, INC.

By: /s/ Darren G. D. Sivertsen
Name: Darren G. D. Sivertsen
Title: Secretary

SIERRA HOME MEDICAL PRODUCTS, INC.

By: /s/ Darren G. D. Sivertsen
Name: Darren G. D. Sivertsen
Title: President

SOUTHWEST MEDICAL ASSOCIATES, INC.

By: /s/ James Marcotte
Name: James Marcotte
Title: Treasurer

SOUTHWEST REALTY, INC.

By: /s/ Frank Collins
Name: Frank Collins
Title: Secretary

SIERRA FINANCIAL AGENCY, INC.

By: /s/ John Okita
Name: John Okita
Title: Chief Financial Officer

ADMINISTRATIVE
AGENT: **BANK OF AMERICA, N.A.**, in its capacity
                                as Administrative Agent

                                By: /s/ Kevin L. Ahart
                                Name: Kevin L. Ahart
                                Title: Assistant Vice President

LENDERS: **BANK OF AMERICA, N.A.**,
as a Lender and L/C Issuer

By: /s/ Joseph L. Corah
Name: Joseph L. Corah
Title: Principal

U.S. BANK NATIONAL ASSOCIATION

By: /s/ Christian E. Stein III
Name: Christian E. Stein III
Title: Vice President

CALYON NEW YORK BRANCH
(formerly known as Credit Lyonnais New York Branch)

By: /s/ Charles Heidsieck
Name: Charles Heidsieck
Title: Managing Director

By: /s/ Douglas Weir
Name: Douglas Weir
Title: Director

NEW
LENDER: **LEHMAN BROTHERS COMMERCIAL PAPER INC.**

By: /s/ Francis Chang

Name: Francis Chang

Title: Authorized Signatory

**NEW
LENDER**:   **GENERAL ELECTRIC CAPITAL CORPORATION**

By: /s/ Brent Shepherd

Name: Brent Shepherd

Title: Duly Authorized Signatory